Exhibit 99.8
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto chairman
20 April 2009
Jan du Plessis assumes the role of chairman of the boards of Rio Tinto with effect from today, 20 April 2009.
He joined the boards of Rio Tinto as a non executive director on 1 September 2008 and his appointment as chairman was announced on 18 March 2009.
As previously announced, Paul Skinner retired from the Boards as chairman and a non-executive director at the conclusion of the Rio Tinto Limited annual general meeting today.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Media Relations, London	Media Relations, Australia
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David Ovington	Simon Ellinor
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Jason Combes
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